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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

DREYER'S GRAND ICE CREAM HOLDINGS, INC.

(Name of Issuer)

Class A Callable Puttable Common Stock, par value & .01 per share

(Title of Class of Securities)

261877504

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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13G
CUSIP No. 261877504

1.	Name of Reporting Person: Carlson Capital, L.P.		I.R.S. Identification Nos. of above persons (entities only): 75-273-3266

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,016,402

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,016,402

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,016,402

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 7.0%

12.	Type of Reporting Person:* IA, PN

* SEE INSTRUCTIONS BEFORE FILLING OUT

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13G
CUSIP No. 261877504

1.	Name of Reporting Person: Asgard Investment Corp.		I.R.S. Identification Nos. of above persons (entities only): 75-2494315

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,016,402

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,016,402

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,016,402

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 7.0%

12.	Type of Reporting Person:* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT

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13G
CUSIP No. 261877504

1.	Name of Reporting Person: Clint D. Carlson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,031,402

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,031,402

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,031,402

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 7.0%

12.	Type of Reporting Person:* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT

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SCHEDULE 13G

Item 1(a) Name of Issuer.

Dreyer’s Grand Ice Cream Holdings, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices.

5929 College Avenue

Oakland, California 94618

Item 2(a) Name of Person Filing.

This Schedule 13G (the “Schedule 13G”) is being filed on behalf of each of the following persons (each a “Reporting Person”):

(i)	Carlson Capital, L.P.;

(ii)	Asgard Investment Corp.; and

(iii)	Clint D. Carlson (“Mr. Carlson”)

The Schedule 13G relates to Shares (as defined herein) of common stock of the Issuer held for the accounts of Carlson Capital, L.P.’s clients and held by Mr. Carlson for his own account.

Item 2(b) Address of Principal Business Office, or, if none, Residence.

2100 McKinney Avenue, Suite 1600

Dallas, Texas 75201

Item 2(c) Citizenship or Place of Organization.

(i)	Carlson Capital, L.P. is a Delaware limited partnership.

(ii)	Asgard Investment Corp. is a Delaware corporation.

(iii)	Mr. Carlson is a United States citizen.

Item 2(d) Title of Class of Securities.

Common Stock, par value $.01 per share (the “Shares”).

Item 2(e) CUSIP Number.

261877504

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Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4 Ownership.

Ownership as of December 31, 2003 is incorporated by reference to items (5) — (9) and (11) of the cover page of the Reporting Person.

Item 5 Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6 Ownership of More Than Five Percent on Behalf of Another Person.

Carlson Capital, L.P. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the Shares which are the subject of this filing through the investment discretion it exercises over its clients’ accounts. Asgard Investment Corp. is the General Partner of Carlson Capital, L.P. Mr. Carlson is the President of Asgard Investment Corp.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not Applicable.

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Item 8 Identification and Classification of Members of the Group.

Not Applicable.

Item 9 Notice of Dissolution of Group.

Not Applicable.

Item 10 Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge, and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits Exhibit 1

Joint Filing Agreement dated February 13, 2004 between Carlson Capital, L.P., Asgard Investment Corp. and Clint D. Carlson.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004

CARLSON CAPITAL, L.P.

	By:	Asgard Investment Corp., its general partner

		By:	/s/ Clint D. Carlson

		Name:	Clint D. Carlson
		Title:	President

ASGARD INVESTMENT CORP.

	By:	/s/ Clint D. Carlson

	Name:	Clint D. Carlson
	Title:	President

/s/ Clint D. Carlson

Clint D. Carlson

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